Exhibit 99.1
Babcock & Brown Air Limited
West Pier Dun Laonghaire County Dublin Ireland
T +353 1 231 1900 F +353 1 231 1901 www.babcockbrown.com
NYSE Release
BABCOCK & BROWN AIR DECLARES THIRD QUARTER
DIVIDEND OF $0.50 PER SHARE
Dublin, Ireland, October 13, 2008 – Babcock & Brown Air Limited (NYSE: FLY), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced that it has declared a quarterly cash dividend of $0.50 per common share for the third quarter of 2008. The dividend will be paid on November 20, 2008 to shareholders of record on October 31, 2008.
About Babcock & Brown Air Limited
Babcock & Brown Air (“B&B Air”) acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, visit our website at www.babcockbrownair.com.
Caution Concerning Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
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Contact:
Matt Dallas
Babcock & Brown
+ 1 212-796-3918
matt.dallas@babcockbrown.com

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